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                           UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                              FORM 15

      CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
      OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13
         AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                  Commission File Number 33-42611

                The Manhattan Life Insurance Company
       (Exact name of registrant as specified in its charter)

   1876 Waycross Road, Cincinnati, Ohio  45240     (513) 595-2200
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

             Guarantee Capital Shares, $2.00 par value
      (Title of each class of securities covered by this Form)

                                NONE
    (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)    /X/    Rule 12h-3(b)(1)(i)    / /
        Rule 12g-4(a)(1)(ii)   / /    Rule 12h-3(b)(1)(ii)   / /
        Rule 12g-4(a)(2)(i)    / /    Rule 12h-3(b)(2)(i)    / /
        Rule 12g-4(a)(2)(ii)   / /    Rule 12h-3(b)(2)(ii)   / /
                                      Rule 15d-6             / /

        Approximate number of holders of record as of the
   certification or notice date:  1

        Pursuant to the requirements of the Securities Exchange
   Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

   Date:     1/28/97             By: /s/ Daniel J. Fischer

   Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.